UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silvercrest Asset Management Group Inc.

(Name of issuer)

Class A Common Stock

(Title of class of securities)

828359109

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 828359109

1.	Name of Reporting Person Martin Jaffe
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 704,455
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 704,455
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 704,455
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person* IN

Item 1(a). Name of Issuer:

Silvercrest Asset Management Group Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(a). Name of Person Filing:

Martin Jaffe, who is hereinafter sometimes referred to as the “Reporting Person”.

Item 2(b). Address of Principal Business Office:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(c). Citizenship:

Mr. Jaffe is a U.S. Citizen.

Item 2(d). Title of Class of Securities:

Class A Common Stock

Item 2(e). CUSIP Number:

828359109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [_]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f) [_]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g) [_]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h) [_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: See No. 9 on page 2.

(b)	Percent of Class: See No. 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See No. 5 on page 2.

(ii)	Shared power to vote or to direct the vote: See No. 6 on page 2.

(iii)	Sole power to dispose or to direct the disposition of: See No. 7 on page 2.

(iv)	Shared power to dispose or to direct the disposition of: See No. 8 on page 2.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

Martin Jaffe

By:	/s/ Martin Jaffe
Martin Jaffe